UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13013296

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

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SEC FILE NUMBER
8- 49851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/12__ AND ENDING __12/31/12__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anthem Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

Park Place Corporate Center One, 1000 Commerce Drive, Suite 410
(No. and Street)

Pittsburgh   PA   15275
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – if individual, state last, first, middle name)

5700 Corporate Drive, Suite 800, Pittsburgh   PA   15237
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Justin Atkinson__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Anthem Securities, Inc.__ , as
of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tammy L. Rapp, Notary Public
Moon Twp., Allegheny County
My Commission Expires Dec. 27, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Tammy T. Rapp
Notary Public

Signature

President and Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANTHEM SECURITIES, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2012

CONTENTS

Independent Auditors' Report and Financial Statements

Independent Auditors' Report   1 - 2

Statement of Financial Condition   3

Statement of Income (Loss)   4

Statement of Changes in Stockholder's Equity   5

Statement of Changes in Liabilities Subordinated to Claims of General Creditors   6

Statement of Cash Flows   7

Notes to Financial Statements   8 - 11

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission   12 - 13

Statement of Exemption From Reserve Requirement Computation Under Rule 15c3-3
   of the Securities and Exchange Commission   14

Other Information

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)
   For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3   15 - 16

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an
   Entity's SIPC Assessment Reconciliation   17 - 18



Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Anthem Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Anthem Securities, Inc.** (the "Company"), as of December 31, 2012, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Anthem Securities, Inc.** as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matters

Out audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules on pages 12 through 14 is presented for additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

As disclosed in note 3 to the financial statements, the Company has significant transactions with related parties.

Vvvy &Co., llc

January 31, 2013

ANTHEM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 8,056,561
Dealer-Manager Fees Receivable - Related Party	74,526
Deferred Tax Asset - Net	1,087,598
Other Assets	92,284
Total Assets	$ 9,310,969

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 5,890,705
Payable to Related Parties	625,216
Total Liabilities	6,515,921

Stockholder's Equity
Common Stock; $1 Par Value; 500 Shares Authorized; Issued and Outstanding	500
Paid-In Capital	4,219,404
Accumulated Deficit	(1,424,856)
Total Stockholder's Equity	2,795,048
Total Liabilities and Stockholder's Equity	$ 9,310,969

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2012

REVENUE

Commissions	$ 13,447,426
Other Income	38,584
Total Revenue	13,486,010

EXPENSES

Program Commissions	10,140,004
Employee Compensation and Benefits	1,093,350
Other Program Related Costs	2,078,394
Program Seminars	877,169
Other General and Administrative Expenses	375,598
Total Expenses	14,564,515
Operating Loss	(1,078,505)
Income Taxes	405,144
Net Loss	$ (673,361)

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2011	$ 500	$ 3,029,477	$ (751,495)	$ 2,278,482
Capital Contributions	-	1,189,927	-	1,189,927
Net Loss	-	-	(673,361)	(673,361)
Balance - December 31, 2012	$ 500	$ 4,219,404	$ (1,424,856)	$ 2,795,048

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2012

Subordinated Borrowings at December 31, 2011 $ -

Increases   -

Decreases   _____ -

Subordinated Borrowings at December 31, 2012 $_____ -

The accompanying notes are an integral part of these financial statements.

6

ANTHEM SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES

Net Loss	$	(673,361)
Adjustments to Reconcile Net Loss to Net Cash From Operating Activities		
Deferred Income Taxes		(414,729)
Changes In:		
Dealer-Manager Fees Receivable		1,411,036
Other Assets		(5,083)
Accounts Payable, Accrued Expenses, and Other Liabilities		2,203,103
Net Cash From Operating Activities		2,520,966
FINANCING ACTIVITIES		
Loans and Advances From Parent Company		1,189,759
Net Increase in Cash		3,710,725
Cash - Beginning		4,345,836
Cash - Ending	$	8,056,561

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Capital Contribution Made Through Assumption of Other Liabilities by Parent	$	1,189,927

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

Anthem Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

Anthem Securities, Inc. is a wholly owned subsidiary of Atlas Energy Securities, LLC (DE), a wholly owned subsidiary of Atlas Energy Holdings Operating Company, LLC (DE), which is a wholly owned subsidiary of Atlas Resource Partners, L.P. (DE). The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited partnerships in which a subsidiary of Atlas Energy, L.P. or its affiliated company is the managing general partner. Substantially all of the Company's revenue is derived from the commissions on the sale of partnership units in partnerships sponsored by a subsidiary of Atlas Energy, L.P. or its affiliates (the "Group").

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Estimates Used

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Securities Transactions

The Company sells direct participation interests in oil and gas limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

GAAP require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a settlement date basis. The difference between the two methods was not significant to the financial statements at December 31, 2012.

Cash and Concentrations of Credit Risk

The Company places its cash with financial institutions which management consider financially secure. However, at times, such deposits may be in excess of the insurance limits of the Federal Deposit Insurance Corporation.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Anthem Securities, Inc. is subject to various federal, state, and local income taxes. The Company follows the guidance of the FASB ASC topic on Income Taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next 12 months. In general, the Company's tax positions for open tax years remain subject to examination by the tax authorities in the jurisdictions in which the Company operates.

3 - RELATED PARTY TRANSACTIONS

Commissions Earned and Received

All of the Company's commission income is derived from the commissions on the sale of partnership units sponsored by the Group. The Company enters into a dealer-manager agreement with the sponsor which outlines the compensation and fee arrangements associated with the offering. The programs that were offered during 2012 were sold on a "best efforts" basis. During the year ended December 31, 2012, the Company earned commissions of approximately $13.5 million under these agreements of which approximately $74,500 was receivable.

Other Income

Some dealer-manager agreements in effect for prior offerings require the sponsor to pay the selling group commissions over a future period. The sponsor pays the Company the commission plus an administrative fee. The Company, as dealer-manager, pays commissions to the selling group members. For the year ended December 31, 2012, commissions earned under this arrangement were approximately $34,000 which are included under the caption "Other Income" in the accompanying statement of operations, and the commission expense incurred under this arrangement was approximately $32,100 which is included under the caption "Program Commissions' in the accompanying statement of operation.

Other

Several employees of the Company are also employees of the Group. The wages and benefits of these shared employees are paid by the Group and a portion of the employees' wages are allocated to the Company based upon effort. For the year ended December 31, 2012, approximately $315,800 of wages was allocated to the Company.

The Company conducts its operations from offices provided by its parent company. Rent is charged to the company for the use of the office space and office equipment. The Company incurred rent and office expenses with the parent totaling approximately $42,900 in 2012.

3 - RELATED PARTY TRANSACTIONS (CONTINUED)

Other (Continued)

On occasion, the Company receives advances from the Group. The outstanding advances do not bear interest and do not have any fixed repayment terms. At December 31, 2012, the Company had outstanding advances from the Group of approximately $625,200, which is included under the caption "Payable to Related Parties" in the accompanying statement of financial condition.

4 - INCOME TAXES

For the year ended December 31, 2012, the Company incurred a net operating loss and accordingly no current provision for income taxes has been recorded. In addition, a benefit for income taxes has been recorded due to the benefit of net operating loss carryforwards. At December 31, 2012, the Company had approximately $2.2 million of unused federal and $3.7 million of unused state net operating losses. The benefit of the net operating loss carryforwards, if not utilized, would begin to expire in 2030 for federal and state purposes.

The deferred tax assets recognized and recorded in the accompanying statement of financial condition, relate to net operating loss carryforwards. In the opinion of management, there is sufficient positive evidence to support its conclusion not to record a valuation allowance. Management believes that the Company will utilize the loss carryforwards in the future because among other factors a significant portion of the net operating losses do not expire in the near term. However, there can be no assurance that the Company will generate taxable income or that all of its loss carryforwards will be utilized.

Income tax expense (benefit) for the year ended December 31, 2012 consisted of approximately:

	Federal	State	Total
Current	$ -	$ 9,600	$ 9,600
Deferred	(307,000)	(107,700)	(414,700)
	$ (307,000)	$ (98,100)	$ (405,100)

Approximate deferred tax assets as of December 31, 2012 consisted of:

	Federal	State	Total
Net Operating Loss Carryforward	$ 652,600	$ 435,000	$ 1,087,600
Valuation Allowance	-	-	-
Net Deferred Tax Asset	$ 652,600	$ 435,000	$ 1,087,600

5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $1,614,978, which was $1,180,583 in excess of its required net capital of $434,395. The Company's net capital ratio was 4.03 to 1.

6 - EMPLOYEE RETIREMENT SAVINGS PLAN

The Group sponsors an employee retirement 401(k) savings plan covering substantially all of its employees including the employees of the Company. The Group matches 50% of up to 10% of all eligible wages contributed to the plan during the year. The Company is responsible for funding the payment of the matching contribution for its employees. For the year ended December 31, 2012, the Company made matching contributions of approximately $36,400.

7 - SUBSEQUENT EVENTS

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2012 and through January 31, 2013, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

ANTHEM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

NET CAPITAL

Stockholders' Equity $ 2,795,048

Deductions

Non-Allowable Assets:

Deferred Tax Assets	$ 1,087,598	
Other Assets	92,472	
		1,180,070

Net Capital $ 1,614,978

AGGREGATE INDEBTEDNESS

Items Included in the Statement of Financial Condition:

Accounts Payable, Accrued Expenses, and Other Liabilities	$ 5,890,705
Payable to Parent	625,216

Total Aggregate Indebtedness $ 6,515,921

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (Greater of 6 2/3 % of Aggregate Indebtedness
or $5,000) $ 434,395

Excess Net Capital $ 1,180,583

Ratio of Aggregate Indebtedness to Net Capital 4.03 to 1

ANTHEM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012
(CONTINUED)

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2012)

Net Capital, as Reported in Company's Part IIA (Unaudited) Focus Report, as Originally Filed	$ 1,614,978
Difference	-
Net Capital as Reported in the Audited Financial Statements	$ 1,614,978

ANTHEM SECURITIES, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company is a broker-dealer exempt from Securities and Exchange Commission Rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report. The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i).

OTHER INFORMATION



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Board of Directors
Anthem Securities, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplementary schedules of **Anthem Securities, Inc.** (the "Company"), as of and for the year ended December 31, 2012, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, counterparties, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature]

January 31, 2013



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Anthem Securities, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by **Anthem Securities, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement vendor records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2012 interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Varny & Co., Ltd

January 31, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049851   FINRA   DEC

Anthem Securities, Inc.

Park Place Corporate Center One, 1000 Commerce Drive

Pittsburgh, PA 15275

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $ 8,589

   B. Less payment made with SIPC-6 filed (exclude interest)   (   )

       _____
       Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   8,589

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 8,589

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 8,589

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Anthem Securities, Inc.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1 , 20 12
and ending December 31 , 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13,486,010

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   10,046,162

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   4123

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

                            10,050,285

        Total deductions

                            3,435,725

2d. SIPC Net Operating Revenues $

                            8,589

2e. General Assessment @ .0025 $

        (to page 1, line 2.A.)

2



OATH OR AFFIRMATION

I, Justin Atkinson, President and Chief Compliance Officer, of Anthem Securities, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Anthem Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer "except as follows:"

_____N/A_____

Justin Atkinson
President and Chief Compliance Officer

Subscribed and sworn to before me

This 28ᵗʰ day of February, 2013

In and for the County of Allegheny
State of Pennsylvania.

My Commission Expires: 12-27-14

(Seal)

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tammy L. Rapp, Notary Public
Moon Twp., Allegheny County
My Commission Expires Dec. 27, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

ANTHEM SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2012



Lally&Co.
CPAs and Business Advisors

ANTHEM SECURITIES, INC.

AUDIT ENGAGEMENT COMMUNICATIONS

DECEMBER 31, 2012



Lally & Co.

CPAs and Business Advisors

ANTHEM SECURITIES, INC.
AUDIT ENGAGEMENT COMMUNICATIONS
DECEMBER 31, 2012

CONTENTS

Auditors' Communication With Those Charged With Governance   1 - 3

Communication of Internal Control Matters Identified in the Audit   4

AUDITORS' COMMUNICATION WITH THOSE CHARGED WITH GOVERNANCE



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

To the Board of Directors
Anthem Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the financial statements of **Anthem Securities, Inc.** (the "Company") as of and for the year ended December 31, 2012, and have issued our report thereon dated January 31, 2013. Professional standards require that we provide you with the following information related to our audit.

Our Responsibilities in Relation to the Financial Statement Audit

As communicated in our engagement letter dated October 10, 2012, our responsibility, as described by professional standards, is to form and express an opinion about whether the financial statements prepared by management with your oversight, are presented fairly, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your respective responsibilities.

Our responsibility, as described by our professional standards, is to plan and perform our audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, as part of our audit, we considered internal control over financial reporting of the Company solely for the purpose of determining our audit procedures and not to provide any assurance related to internal control over financial reporting.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process; however, we are not required to design procedures for purposes of identifying other matters to communicate to you. We have provided our comments regarding significant control deficiencies and material weakness in internal control over financial reporting, along with other matters noted during our audit, in the Communication of Internal Control Matters section of this report.

Other Information in Documents Containing Audited Financial Statements

Our responsibility as auditors for other information in documents containing the audited financial statements of the Company does not extend beyond the financial information identified in the audit report, and we are not required to perform any procedures to corroborate that other information; however, in accordance with professional standards, we have the responsibility to read the information and consider whether the information, including the manner of its presentation, is materially inconsistent with the presentation in the financial statements. We are aware of no such other information included in documents containing the Company's financial statements and our report thereon.

Our responsibility also includes communicating to you any information which we believe is a material misstatement of a factual nature. Nothing came to our attention that caused us to believe that the information, including the manner of presentation, is materially inconsistent with information in the financial statements.

Independence

Professional standards require us to be independent in order to audit the financial statements of the Company. There are no circumstances or relationships that create threats to our independence.

Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you in our engagement letter. That letter includes our agreement related to the scope and timing of the engagement.

Qualitative Aspects of Significant Accounting Practices of the Company

Significant Accounting Policies

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by management is included in Note 2 to the financial statements. There has been no initial selection of accounting policies, and there have been no changes in significant accounting policies or their application during 2012. No matters have come to our attention that would require us, under professional standards, to inform you about the methods used to account for significant unusual transactions and the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Significant Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on current judgments of management. Those judgments normally are based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from current judgments of management. The Company's most sensitive accounting estimate relates to the calculation of the deferred tax benefit or expense.

Significant Difficulties Encountered During the Audit

We encountered no significant difficulties in dealing with management relating to the performance of the audit.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that we believe to be trivial, and communicate them to the appropriate level of management. We have discussed with management the uncorrected financial statements where the effects of those uncorrected amounts as determined by management are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Professional standards also require us to communicate to you all material, corrected misstatements that were brought to the attention of management as a result of our audit procedures. There were no material corrected misstatements as a result of audit procedures.

Disagreements With Management

Professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter which could be significant to the financial statements of the Company or our audit report. No disagreements of this nature arose during the course of the audit.

Representations Requested From Management

We have requested certain written representations from management, which are included in their representation letter to us.

Management Consultations With Other Accountants

In some instances, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that there were no consultations with other accountants regarding auditing and accounting matters and, to our knowledge, no consultation with other accountants took place.

Other Significant Findings or Issues

In the normal course of our professional association with the Company, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the Company, and business plans and strategies that may affect the risks of material misstatement. None of the matters discussed were a condition to our retention as Company auditors.

*****

This report is intended solely for the information and use of the Board of Directors and management and is not intended to be, and should not be, used by anyone other than these specified parties.

[signature]

January 31, 2013

COMMUNICATION OF INTERNAL CONTROL MATTERS IDENTIFIED IN THE AUDIT



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

To the Board of Directors
Anthem Securities, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **Anthem Securities, Inc.** (the "Company") as of and for the year ended December 31, 2012, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

*****

This communication is intended solely for the information and use of the Board of Directors and management, and is not intended to be, and should not be, used by anyone other than these specified parties.

January 31, 2013